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Matthew W. Mamak	Direct Dial: 212-210-1256	Email: matthew.mamak@alston.com

September 20, 2021

VIA: ELECTRONIC MAIL

Margaret Schwartz

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuvectis Pharma, Inc. Draft Registration Statement on Form S-1 Submitted July 30, 2021 CIK No. 0001875558

Dear Ms. Schwartz:

On behalf of Nuvectis Pharma, Inc., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated August 26, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted on July 30, 2021. In addition to the product candidate NXP800, in August 2021 the Company also licensed NXP900 from the University of Edinburgh, Scotland, U.K.

Comment 1:

Please revise the opening paragraph to clarify that your operations are preclinical.

Response:

In response to the Staff’s comment, the Company has added language clarifying that our operations are preclinical to the “Overview and Our Approach” section of the Prospectus Summary on page 1.

Comment 2:

Please balance the following statements on page 1 with disclosure highlighting the risk that you may not obtain FDA approval for any product candidates: “The ICR’s drug discovery unit has discovered several successful clinical drug candidates, the most notable of which is Zytiga, a leading drug for metastatic prostate cancer” and “Our three cofounders have a proven track record of successful drug development and capability to raise the capital necessary to support the development of product candidates.”

September 20, 2021

Response:

In response to the Staff’s comment, the Company has added language on page 1 indicating that the drug candidates have not yet been approved by the FDA and may never be approved.

Comment 3:

We note your references to your product candidate as "first-in-class" on page 2 and throughout the registration statement. This term suggests that the product candidate is effective and likely to be approved. Please delete these references throughout your registration statement. If your use of these terms was intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

Response:

In response to the Staff’s comment, the Company has deleted the references to “first-in-class” throughout the document.

Comment 4:

On page 4 you state that the studies required for a CTA to the MHRA have been completed. However, on page 16, you state that NXP800 will require additional preclinical studies. Please reconcile your disclosure or revise.

Response:

In response to the Staff’s comment, the Company has clarified on page 5 that NXP800 will be investigated in additional preclinical studies to assess its safety and efficacy of NXP800 in additional tumor types as part of the development plan.

Comment 5:

On page 4 you state that you plan to submit a CTA in the fourth quarter of 2021 and an IND in the first half of 2022, and that you plan to initiate a Phase 1 dose escalation in the fourth quarter of 2021. Please revise to state whether this is a U.K.-based trial and include cautionary language that this timeline may be delayed as a result of MHRA review given you have not submitted a CTA yet and plan to do so in the fourth quarter of 2021 at the earliest.

September 20, 2021

Response:

In response to the Staff’s comment, the Company has added language on page 5 to indicate that the Phase 1 dose-escalation study will begin in the U.K. The Company has also added cautionary language indicating that the timeline may be delayed as a result of MHRA review.

Comment 6:

On page 6 we note your disclosure that you plan to explore NXP800’s potential in several additional tumor types, such as gastric, hepatocellular, esophageal, urothelial carcinoma and others. Please state whether your product will require modification to treat these other indications and whether you will need FDA approval for any other these potential applications.

Response:

In response to the Staff’s comment, the Company has added language to the paragraph on page 6 clarifying that approval by the FDA will be required for commercialization of other potential applications of NXP800. Additionally, the Company has added language explaining that different dosage strengths, dosing schedules, and other drug administration characteristics may be required for these other applications.

Comment 7:

Please revise page 105 to state the number of shares that will be entitled to registration rights and the types of registration rights afforded. To the extent this will be memorialized in an agreement, please file such agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

There are no shares entitled to registration rights and the Company has removed the language on page 105 accordingly.

September 20, 2021

Comment 8:

Please revise to present the pro forma as adjusted balance sheet data based on the latest balance sheet when available. Refer to rule 11-02(c) of Regulation S-X. In addition, revise the December 31, 2020 financial data to agree with your financial statements.

Response:

In response to the Staff’s comment, the Company has updated the adjusted balance sheet on pages 14 and 15. Additionally, the Company has revised the December 31, 2020 financial data to agree with the financial statements.

Comment 9:

Please revise to double underline cash balance to clarify that such amounts are not included in your total capitalization.

Response:

In response to the Staff’s comment, the Company has double underlined the cash balance presented on page 48 to clarify that such amounts are not included in total capitalization.

Comment 10:

Here you stated that your capitalization does not include 128,250 preferred A shares. Please revise to present the issuance and conversion of the preferred A shares using a separate pro forma column, and thus eventually include their effect in your pro forma as adjusted column, to properly capture your full capitalization. The same comment applies to your dilution table at page 46.

Response:

In response to the Staff’s comment, the Company has revised the presentation on pages 48 and 49 to add a separate pro forma column for the conversion of the 128,520 preferred A shares. Additionally, the Company has revised the dilution table on page 50.

Comment 11:

Given it appears you only have one product candidate in development, please revise the following statement on page 53 and all similar statements that imply you have multiple product candidates in development, or clarify your development program: “We analyze clinical trial data to assess the response signals of a product candidate in development, in order to identify candidates that show promise and favorable pharmacologic properties based on absorption, distribution, and/or side effect profile.”

September 20, 2021

Response:

In response to the Staff’s comment, the Company has revised all relevant statements to reflect the multiple product candidates. Nuvectis currently has two product candidates in development. In August 2021 the Company licensed NXP900 and will pursue development of that product candidate.

Comment 12:

On page 54 you state that you received “several Orphan Drug (U.S. and EU) and Fast Track Designations.” Please revise to state the exact number of Orphan Drug and Fast Track Designations and the indications for the product candidates that received such designations.

Response:

In response to the Staff’s comment, the Company has specified on page 58 that the three co-founders of Nuvectis have held leadership roles in companies which have achieved six Orphan Drug Designations (four in the U.S. and two in the E.U.) and two Fast Track Designations.

Comment 13:

Please clarify whether you or the ICR conducted each of the preclinical pharmacology, pharmacokinetic, and toxicological and other safety studies described in the registration statement, and the extent to which you depend on the ICR for running additional preclinical or clinical trials, as referenced on pages 64 and 67, where you mention the ICR performing additional studies.

Response:

In response to the Staff’s comment, the Company has clarified on page 60 that the ICR and third-party certified labs have completed preclinical pharmacology, pharmacokinetic, and other safety studies. Further, language has been added to indicate that additional preclinical studies will be conducted by the ICR and other third-party vendors in order to assess the preclinical safety and efficacy of NXP800 in additional solid tumor types.

Comment 14:

On page 58 you state: “Tumor samples from seven different ovarian cancer xenograft model studies were split into two groups based on their response to NXP800 treatment, with probes required to express at least a two-fold differential in the responsive groups.” Please clarify the portion of samples that did not respond to NXP800 treatment or did not express at least a two-fold differential.

September 20, 2021

Response:

In response to the Staff’s comment, the Company has clarified on page 62 that four out of seven tumor samples were responsive, and three out of seven tumors were non-responsive.

Comment 15:

Please revise to state whether the E.U. and Japanese patents are composition of matter patents. With respect to the patents related to HSF1, please state the number of patents, type of patent protection afforded and whether they are patents or patent applications. For the patent family that has a statutory expiration in October of 2037, please provide the jurisdiction(s) covered.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 to clarify that the points above regarding the composition of matter patents.

Comment 16:

Please revise to provide more information concerning your first Phase I trial, including the primary and secondary endpoints, how many subjects you intend to enroll and the planned duration and dosing.

Response:

In response to the Staff’s comment, the Company has provided additional information on page 70 concerning the first Phase I trial.

Comment 17:

We note your statement that the royalty term under the NXP800 License Agreement may in part expire on a country-by-country basis as to each licensed product until expiry of the last to expire patent in such country. Please revise to clarify when these claims are expected to expire. Please also revise to state the term of the agreement and grounds for termination of the agreement.

Response:

In response to the Staff’s comment, the Company has provided additional information on page 78 regarding the term and termination provisions of the NXP800 License Agreement and the expiration dates of the key patents.

September 20, 2021

Comment 18:

Please revise page 66 or elsewhere to more fully describe each preclinical study that has been performed with respect to NXP800, including, with respect to any animal studies, the number of subjects, dosage, duration of the study, results and any serious adverse effects. Please also clarify the scope of preclinical studies conducted thus far.

Response:

In response to the Staff’s comment, the Company has described each preclinical study that has been performed with respect to NXP800 on pages 69 and 70.

Comment 19:

Please provide the information required by Item 402(r) of Regulation S-K concerning director compensation.

Response:

In response to the Staff’s comment, the Company has provided the information concerning director compensation on pages 100 and 101.

Comment 20:

Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Pontifax VI LP on page 98.

Response:

In response to the Staff’s Comment, the Company has added language on page 112 reflecting the ownership interest of Mr. Tomer Kariv and Mr. Ran Nussbaum.

Comment 21:

We note your reference to entering indemnification agreements with your directors and officers. Please file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company has removed references to indemnification agreements with its directors and officers as the Company will not be entering into these agreements.

September 20, 2021

Comment 22:

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Neither the Company nor anyone authorized on its behalf has presented written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company will provide the Commission with copies of any future written communications.

Sincerely,

ALSTON & BIRD LLP

/s/ Matthew W. Mamak

Matthew W. Mamak, Esq.